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SEC[illegible] 06050670 [illegible] [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28508

SEC MAIL PROCESSING RECEIVED NOV 2 7 2006 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2005 (MM/DD/YY) AND ENDING 9/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE BUCKINGHAM RESEARCH GROUP INC.
10 013233

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 THIRD AVENUE
(No. and Street)

NEW YORK (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID B. KEIDAN 212-922-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

99 W. HAWTHORNE AVENUE (Address) VALLEY STREAM (City) N.Y. (State) 11580 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 7 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DAVID B. KEIDAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE BUCKINGHAM RESEARCH GROUP, INC., as of SEPTEMBER 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JESSICA L. PERNO
Notary Public, State of New York
No. 01PE6138373
Qualified in New York County
Commission Expires October 17, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

FINANCIAL STATEMENTS

OF

THE BUCKINGHAM RESEARCH GROUP, INC.

SEPTEMBER 30, 2006

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of The Buckingham Research Group, Inc.

We have audited the following financial statements of The Buckingham Research Group, Inc. (the "Company"), for the year ended September 30, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements and the supplemental schedules discussed below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2006 and the result of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit also included the following supplemental schedules of the Company as of September 30, 2006:

Our audit was conducted for the purpose of forming an opinion upon the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glasser + Haims

GLASSER & HAIMS, P.C.
Certified Public Accountants

November 6, 2006

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2006

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$10,376,795	
Securities owned, at market	38,254,005	
Commissions receivable	1,698,860	
Receivable from clearing corporation	9,901,474	
TOTAL CURRENT ASSETS		$60,231,134
OTHER ASSETS		
Petty cash	$ 500	
Other receivables	8,271	
Prepaid expenses	1,693,375	
Advances	346,000	
Deposits	577,404	
Restricted stock	328,702	
Investment in subsidiary	23,200,000	
Leasehold improvements (Net of $128,165 amortization)	1,083,635	
Equipment, furniture & fixtures (Net of $1,766,222 depreciation)	809,208	
Computer software (Net of 264,945 depreciation)	293,069	
TOTAL OTHER ASSETS		28,340,164
TOTAL ASSETS		$88,571,298

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses and taxes payable	$33,814,614	
Due to clearing corporation	81,094	
Securities sold, but not yet purchased, at market	15,299,514	
TOTAL CURRENT LIABILITIES		$49,195,222
STOCKHOLDERS' EQUITY		
Common stock	$15,734,882	
Retained earnings	38,136,225	
	53,871,107	
Treasury stock	(14,495,031)	
TOTAL STOCKHOLDERS' EQUITY		39,376,076
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$88,571,298

SEE NOTES TO FINANCIAL STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF INCOME AND EXPENSES AND RETAINED EARNINGS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

INCOME		
Commission		$35,749,266
Trading - OTC	$ (63,479)	
- Investment	4,325,884	4,262,405
Research and miscellaneous income		6,804,777
Dividends & Interest		768,482
Other income - Income from subsidiary		6,000,000
- Market to market of subsidiary		4,744,800
		$58,329,730
EXPENSES		
Salaries	$ 72,291,977	
Profit sharing & other benefit programs	935,325	
Payroll taxes	1,373,208	
Clearance and other charges	1,667,016	
Floor brokerage	3,722,824	
Insurance	857,778	
Rent & Rent Tax	1,090,735	
Tickers & quote machines	1,102,459	
Telephone	333,809	
Professional fees	827,757	
Travel & business promotion	1,090,217	
Statistical, subscriptions, dues & regulation fees	207,081	
Postage, printing, office & miscellaneous other	240,080	
Interest expense	90,492	
Depreciation & amortization	345,110	
Reimbursement of expenses from subsidiary	(49,400,000)	36,775,868
NET INCOME FROM OPERATIONS		$21,553,862
Less: NYS & NYC Franchise & Corporate Tax		1,377,000
NET INCOME		$20,176,862
RETAINED EARNINGS, September 30, 2005	$ 31,823,543	
Less: Sub S Dividend Paid	(13,864,180)	17,959,363
RETAINED EARNINGS, September 30, 2006		$38,136,225

SEE NOTES TO FINANCIAL STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2006

Shareholders' equity - September 30, 2005	$ 33,697,272
Add: Net income for the year ended September 30, 2006	20,176,862
Sale of common stock	1,356,872
Purchase of common stock	(1,990,750)
Sub S dividend paid	(13,864,180)
Shareholders' equity - September 30, 2006	$ 39,376,076

SEE NOTES TO FINANCIAL STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:		
Net income		$20,176,862
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation - Amortization	$ 345,110	
Increase in securities owned-net	(4,700,343)	
Increase in commissions receivable	(1,048,295)	
Decrease in receivable-Clearing Corp.	1,077,936	
Increase in prepaid expenses	(1,617,971)	
Decrease in other receivables	5,952	
Increase in advances	(339,000)	
Increase in deposits	(125,000)	
Decrease in restricted stock	70,100	
Increase in accrued expenses and taxes pay.	8,317,614	
Increase in due to Clearing Corp.	80,571	
Total adjustments		2,066,674
Net cash provided by operating activities		$22,243,536
Cash flows from investing activities:		
Payments for capital expenditures	$ (354,485)	
Investment in subsidiary (at market)	(4,744,800)	
Net cash used by investing activities		(5,099,285)
Cash flows from financing activities:		
Sales of common stock	$ 1,356,872	
Purchase of common stock	(1,990,750)	
Sub S Dividend paid	(13,864,180)	
Net cash used by financing activities		(14,498,058)
Net increase in cash and cash equivalents		$ 2,646,193
Cash and cash equivalents at beginning of period		7,730,602
Cash and cash equivalents at end of period		$10,376,795

SEE NOTES TO FINANCIAL STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

1. ORGANIZATION

The company is a securities broker-dealer. The corporation elected "S Corporation" status effective October 1, 1987, and terminated the election as of January 1, 1992. The Corporation elected "S Corporation" status again for Federal and New York State effective January 1, 1998. All customer and firm accounts are cleared through and carried by Bear Stearns & Company, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission revenue and related expense are recorded on a settlement date basis, generally three business days after trade date for securities and one business day for options. Securities transaction are recorded on a trade date basis.

Equipment, furniture & fixtures are depreciated by the straight line method over 5 or 7 years. Leasehold improvements are being amortized over 39 years.

3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased consist of the following:

	Securities Owed At Market	Securities Sold, But Not Yet Purchased
Corporate Bonds	$ 8,830	
Stocks	38,245,175	$15,299,514
	$38,254,005	$15,299,514

Securities sold, but not yet purchased represent commitments to deliver securities, at a contracted price, which the Company does not currently own. Therefore, the transactions create off-balance sheet market risk to the extent that the cost of acquiring the securities to fulfill the Company's commitments may exceed the amount recognized in the Statement of Financial Condition.

Investment in subsidiary is carried at cost, and adjusted for market value.

4. INCOME TAXES

The Corporation files its income and franchise taxes on a calendar year. The accrual for income taxes reflects taxes payable on income earned subsequent to the calendar year returns for New York State and New York City only.

THE BUCKINGHAM RESEARCH GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

5. RETIREMENT PLANS

The company has a profit sharing plan and 401-K plan covering substantially all full time employees. Annual contributions to the profit sharing plan are at the discretion of the company. The 401-K plan is non contributory.

6. COMMITMENTS AND CONTINGENCIES

The Company's operation is conducted in leased premises at 730 3rd Ave., New York, N.Y., under a lease agreement commencing January 15, 2002 for a term of 15 years.

Minimum aggregate rental payments are as follows:

Year ended September 30:	
2007	$ 958,259
2008	980,252
2009	980,252
Thereafter	7,524,691

The company has contractual commitments arising in the usual course of business, the consummation of which makes no material change in the foregoing financial position.

THE BUCKINGHAM RESEARCH GROUP, INC.
COMPUTATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2006

Total stockholders' equity		$39,376,076
Less - Other assets		28,340,164
Net capital before haircuts		$11,035,912
Haircuts of securities:		
Trading and Investment Securities:		
Debt securities	$ 8,830	
Other securities	6,669,352	
Undue concentration	370,769	7,048,951
NET CAPITAL		$ 3,986,961

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of $33,895,708 total aggregate indebtedness)	$ 2,260,844
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 2,260,844
Excess net capital	$ 1,726,117
Excess net capital at 1000%	$ 597,390

NOTE:

The difference between the computation of Net Capital as filed by the company on their unaudited FOCUS report for the period September 30, 2006 and the computation of Net Capital as shown above is as follows:

Net Capital, as above		$ 3,986,961
Net Capital as reported in Company's unaudited FOCUS report.		4,520,029
Difference		$ (533,068)
Represented by Differences in the following:		
Haircut computation	$ (42,377)	
Accrued expenses increased	(490,691)	
Difference, as above	$ (533,068)	

THE BUCKINGHAM RESEARCH GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
AS OF SEPTEMBER 30, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700
TELECOPIER
(516) 568-2911

November 8, 2006

THE BUCKINGHAM RESEARCH GROUP, INC.
750 Third Avenue
New York, New York 10017

Dear Sirs:

In planning and performing our audit of the financial statements of THE BUCKINGHAM RESEARCH GROUP, INC. for the year ended September 6, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yours truly,

Glasser & Haims